UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 0-26483
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
VaxGen, Inc. 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VaxGen, Inc.
379 Oyster Point Boulevard Suite 10
South San Francisco, California 94080

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of VaxGen, Inc. 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) as of December 31, 2008 (in liquidation) and 2007, and the related statement of changes in net assets in liquidation available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further discussed in Notes 2 and 7 to the financial statements, the Board of Directors of VaxGen, Inc., the Plan’s sponsor, voted on April 14, 2008 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to the liquidation basis used in presenting the 2008 financial statements.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 (in liquidation) and 2007, and the changes in net assets in liquidation available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mah & Associates, LLP
San Francisco, California
April 7, 2009

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
	(In Liquidation)

ASSETS:

Investments, at fair value:
Mutual funds	$661	$5,028,054
Common Stock	—	28,488
Participant loans	—	59,042

Total Investments	661	5,115,584

Contributions receivable:
Participant	—	12,143
Employer	—	28,585
Other receivable	—	207
Cash	203	49,242

Total assets	864	5,205,761

LIABILITIES:

Other payable	$203	$3,711
Due to broker for securities purchased	661	45,532

Total liabilities	864	49,243

Net assets available for benefits	$—	$5,156,518

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

Year Ended
December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest income	$2,844

Cash contributions:
Participant	133,268
Employer match	48,461

Total cash contributions	181,729

Total additions	184,573

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to participants	4,921,225
Net depreciation in fair value of investments	419,480
Fees	386

Total deductions	5,341,091

Net decrease	(5,156,518)

Net assets available for benefits
Beginning of year	5,156,518

End of year	$—

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(1) DESCRIPTION OF THE PLAN
General
The following description of the VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. (“VaxGen” or “the Company”) for the benefit of its eligible employees. Eligible employees (as defined in the Plan document) may participate in the Plan upon completion of one hour of service to the Company and attainment of age 21. Eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Trustees
Certain officers of the Company serve as the trustees of the Plan.
Participant Contributions
Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $15,500 in 2008. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $5,000 for the 2008 Plan year. The 2008 total contribution limitation amount is exclusive of any allowed catch-up contributions. Effective January 1, 2007 the Company amended the Plan to exclude certain additional income amounts from eligible compensation, as defined in the Plan. In addition, the Company amended the Plan to exclude temporary employees who do not qualify for any employer-sponsored benefits from the definition of eligible employees. The Company also amended the Plan to permit, at the discretion of the Plan administrator, the distribution of a participant’s matching contribution account in either Company stock or cash.
Company Contributions
Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant’s salary deferral contribution up to 3% of such participant’s compensation (as defined in the Plan document) and 50% of the participant’s salary deferral contribution for the next 2% of such participant’s compensation. VaxGen may make matching contributions in the form of VaxGen common stock or cash.
During 2004, the Company’s registration statement relating to the issuance of stock pursuant to the matching provisions of the Plan became ineffective because the Company did not file periodic financial statements with the Securities and Exchange Commission. Therefore, the Company currently cannot issue new stock. In 2005, the Company determined that, until such time as a new registration statement is declared effective, matching contributions would be made to the Plan in cash. All matching contributions made by the Company during 2008 were made in cash.
Vesting
Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.
Investment Options
Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day.

Participant Accounts
An account is maintained on behalf of each participant by the recordkeeper. On each business day, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.
Participant Loans
Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan or c) the participant’s vested account balance less the value of the participant’s employer matching stock account balance. The loans are secured by the balance in the participant’s account and bear interest at various rates, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits
A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.
As amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, upon termination of service, the mandatory distribution provision (including rollovers) of $5,000 or less was lowered to $1,000 or less.
Administration of the Plan
The Company is the plan sponsor, as defined by ERISA. The trustees are the fiduciaries responsible for the general operation and administration of the Plan as well as the management and control of Plan assets.
Wachovia Bank is the custodian of the Plan assets. Pension Dynamics Corporation provides recordkeeping services with respect to the Plan. The Company pays for the administrative expenses of the Plan.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to the liquidation basis used in presenting the 2008 financial statements. The change to the liquidation basis did not result in any adjustments to the financial statements as all assets have been presented at fair value prior and subsequent to the change to liquidation basis.
Investment Valuation and Income Recognition
Effective January 1, 2008, the Plan adopted the provision of Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS 157”), with respect to its investments. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.
The Plan’s investments held at year end at December 31, 2008, which consist of mutual funds, are classified within Level 2 of the fair value hierarchy because the underlying portfolios within the mutual funds are valued based on other observable input.
All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.
Risks and Uncertainties
The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. The Plan also invested in shares of VaxGen common stock, which were contributed to the Plan by the Company as matching contributions. Investment in shares of VaxGen common stock involves risks and uncertainties, as outlined in the Company’s filings with the Securities and Exchange Commission, including its Current Report on Form 10-k filed on March 18, 2009. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially and adversely affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Financial Investments with Off-Balance Sheet Risk
As of and during the years ended December 31, 2008 and 2007, the Plan held no direct investments in derivatives.
(3) INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2008	2007
Vanguard Healthcare Fund	$—	$628,494
American Capital World Growth & Income R4 Fund	—	412,076
Vanguard U.S. Value Fund	—	289,727
Vanguard Strategic Equity Fund	—	305,157
Dodge & Cox Balanced Fund	—	389,087
Vanguard 500 Index	—	515,239
Vanguard Prime Money Market	661	1,454,168
Dodge & Cox International Stock	—	262,385

During 2008, the Plan was terminated and all investments were sold or distributed to the participants. The Plan’s investments depreciated in value by $419,480. This depreciation included net gains and losses on investments bought, sold and held during the year, as follows:

December 31, 2008

Mutual Funds	$(422,209)
Vaxgen, Inc. Common Stock	$2,729

$(419,480)

(4) NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2008	2007

Net Assets:
VaxGen, Inc. Common Stock	$—	$28,488

Year Ended
December 31, 2008

Changes in Net Assets:
Net assets available for benefits at beginning of year	$28,488
Net appreciation	2,729
Distributions to participants	(31,217)

Net assets available for benefits at end of year	$—

(5) INCOME TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan, as amended and restated, meets the requirements of Section 401(a) of the Internal Revenue Code (“IRC”) and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan was amended in August 2005, subsequent to the receipt of the most recent determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.
(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of total assets per the financial statements at December 31, 2008 to Form 5500, Schedule H:

Total assets per the financial statements	$864
Fees payable and due to broker for securities purchased	(864)

Total assets per Line 1f Form 5500	$0

(7) PLAN TERMINATION
On April 14, 2008, the Company’s Board of Directors unanimously approved a resolution to terminate the Plan effective July 31, 2008. As of July 31, 2008, the Plan was terminated subject to the provisions of ERISA. All Plan members remain fully (100%) vested. No plan assets reverted to VaxGen. July 31, 2008 is also the “Sell by Date” for VaxGen stock held in the Plan. The Plan will continue compliance with the tax law and filing of the annual reporting forms (IRS Form 5500) until all assets have been distributed and the trust accounts are completely closed.

VaxGen, Inc. 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
EIN: 94-3236309
Plan: #001

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Cost	Current Value

	MUTUAL FUNDS
	Vanguard	Prime Money Market	**	$661

Total Investments				$661

**	Cost information not provided, as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: April 7, 2009	/s/ Piers Whitehead
Piers Whitehead
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

Date: April 7, 2009	/s/ James P. Panek
James P. Panek
President, Principal Financial Officer, and Trustee of the VaxGen, Inc. 401(k) Retirement Plan

EXHIBIT INDEX

Number	Exhibit

23	Consent of independent registered public accounting firm